On October 11, 2001, a special meeting of the shareholders of the Fund was held.The following is a summary of the proposal presented and the total number of shares voted:
Proposal:
  1. To elect the following Directors:

				Votes in	Votes
				Favor of	Against
1) Michael Bozic 		194,221,863 12,309,549
2) Charles A. Fiumefreddo 	193,919,371 12,612,041
3) Edwin J. Garn 		194,444,074 12,087,338
4) Wayne E. Hedien 		194,545,061 11,986,351
5) James F. Higgins 		194,623,217 11,908,195
6) Dr. Manuel H. Johnson 	194,673,442 11,857,970
7) Philip J. Purcell 		194,261,190 12,270,222